

DIVISION OF CORPORATION FINANCE
MAIL STOP 7010

May 27, 2008

M. Arnold J. Johnson
Vice President, General Counsel and Secretary
Noble Energy
100 Glenborough Drive
Suite 100
Houston, Texas 77067-3299

Re: Noble Energy
Annual Report on Form 10-K
Filed February 27, 2008
File No. 1-07964

Dear Mr. Johnson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director